                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE TO/A

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                HCW Pension Real Estate Fund Limited Partnership
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                        (Name of Subject Company (Issuer))

                        AIMCO Properties, L.P. -- Offeror
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            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
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                           (Title of Class Securities)

                                      None
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                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
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           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                                Gregory M. Chait
                               Katherine M. Koops
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            Calculation of Filing Fee

----------------------------   --------------------------
Transaction valuation          Amount of filing fee
----------------------------   --------------------------
$ 862,394                      $173*
----------------------------  --------------------------


*    Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                      Filing Party:

Form or Registration No.:                       Date Filed:

                                   ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1    [ ] going-private transaction subject to Rule 13e-3

     [ ]  issuer tender offer subject to Rule 13e-4         [ ] amendment to Schedule 13D under Rule 13d-2

                             TENDER OFFER STATEMENT

         This Tender Offer Statement on Schedule TO relates to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase all of the outstanding units, or such lesser number of units as are properly tendered, of limited partnership interest of HCW Pension Real Estate Fund Limited Partnership, a Massachusetts limited partnership (the "Partnership"), at a price of $82 per unit, subject to the conditions set forth in the Offer to Purchase dated August 29, 2001 and Supplement dated September 21, 2001, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Supplement, Amended Letter of Transmittal and Amended Acknowledgment and Agreement are filed with this Schedule TO as Exhibits 1, 7, 8 and 9, respectively. In addition, because AIMCO Properties, L.P. is an affiliate of the Partnership, this Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         The information in Exhibits 1-3, 5(a)-(c) and 6, respectively, is incorporated in this Schedule TO by reference in answer to items 1 through 11 of Schedule TO.

Neither AIMCO Properties, L.P. nor any of the people or entities listed on Annex I to the Offer to Purchase has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was, during the last five years, a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities law, or a finding of any violation of federal or state securities laws.

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Item 12.  Exhibits.

         *1    Offer to Purchase, dated August 29, 2001.

         *2 Letter of Transmittal and related Instructions (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

         *3    Acknowledgement and Agreement dated August 29, 2001.

         *4 Letter, dated August 29, 2001, from AIMCO Properties, L.P. to the limited partners of the Partnership.

          5(a) Credit Agreement (Secured Revolving Credit Facility), dated as of
               August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999 is incorporated herein by this reference.)

          5(b) Amended and Restated Credit Agreement, dated as of March 15,
               2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999 is incorporated herein by this reference.)

          5(c) First Amendment to $345,000,000 Amended and Restated Credit
               Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Current Report on Form 10-Q for quarter ended March 31, 2000 is incorporated herein by this reference.)

          6    Intentionally omitted.

        **7 Supplement, dated September 21, 2001, to Offer to Purchase, dated August 29, 2001.

        **8    Amendment Letter of Transmittal and related Instructions.

        **9    Amendment Acknowledgement and Agreement, dated September 21,
               2001.

          10 Quarterly Report of AIMCO Properties, L.P. for the period ending June 30, 2001 filed on Form 10-Q on August 14, 2001 and incorporated herein by this reference.

          11 Annual Report of AIMCO Properties, L.P. for the year ended December 31, 2000 filed on Form 10-K405/A on May 1, 2001 and incorporated herein by this reference.

   * Indicates items filed with the original Schedule TO on August 29, 2001. ** Indicates items filed herewith.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date September 21, 2001
                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                   (General Partner)

                                             By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT
NO.         DESCRIPTION
-------     -----------

       *   1      Offer to Purchase, dated August 29, 2001.

       *   2      Letter of Transmittal and related Instructions (included as
                  Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

       *   3      Acknowledgement and Agreement dated August 29, 2001.

       *   4      Letter, dated August 29, 2001, from AIMCO Properties, L.P. to the limited partners of the Partnership.

           5(a) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of
                  America, Bank Boston, N.A., and First Union National Bank.
                  (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated
                  August 16, 1999 is incorporated herein by this reference.)

           5(b)   Amended and Restated Credit Agreement, dated as of March 15,
                  2000, among AIMCO Properties, L.P., Bank of America, Bank
                  Boston, N.A., and First Union National Bank. (Exhibit 10.20 to
                  AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999 is incorporated herein by this reference.)

           5(c)   First Amendment to $345,000,000 Amended and Restated Credit
                  Agreement, dated as of April 14, 2000, among AIMCO Properties,
                  L.P., Bank of America, as Administrative Agent, and U.S. Bank
                  National Association, as Lender. (Exhibit 10.4 to AIMCO's
                  Current Report on Form 10-Q for quarter ended March 31, 2000 is incorporated herein by this reference.)

           6      Intentionally Omitted.

      **   7      Supplement, dated September 21, 2001, to Offer to Purchase, dated August 29, 2001.

      **   8      Amended Letter of Transmittal and related Instructions.

      **   9      Amended Acknowledgement and Agreement, dated September 21,
                  2001.

           10 Quarterly Report of AIMCO Properties, L.P. for the period ending June 30, 2001 filed on Form 10-Q on August 14, 2001 and incorporated herein by this reference.

           11     Annual Report of AIMCO Properties, L.P. for the year ended
                  December 31, 2000 filed on Form 10-K405/A on May 1, 2001 and incorporated herein by reference.

----------
* Indicates items filed with the original Schedule TO on August 29, 2001. ** Indicates items filed herewith.